Exhibit (a)(1)(H)

Greenidge Generation Holdings Inc.
1159 Pittsford-Victor Road, Suite 240
Pittsford, NY 14534

Holders of Greenidge Generation Holdings Inc. 8.50% Senior Notes Due 2026:

On June 17, 2025, Greenidge Generation Holdings Inc. (“Greenidge” or the “Company”) commenced two concurrent offers (collectively, the “Tender/Exchange Offer” or the “Offer”) to exchange or to purchase, at the election of each holder, its outstanding 8.50% Senior Notes due 2026 (the “Old Notes”), which trade on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “GREEL,” subject to the Cash Payment Limit described below and the other terms and conditions of the Offer as set forth in the Offer to Purchase/Exchange, dated June 17, 2025, and the related Letter of Transmittal, which may be amended or supplemented from time to time.

The custodian bank, broker or nominee holding your Old Notes should have forwarded you information in connection with the Offer, along with instructions on how to participate.

The Tender/Exchange Offer consists of the following:

•

An offer to exchange (the “Exchange Option”) the Old Notes for a new series of 10.00% Senior Notes due 2030 (the “New Notes”), in an amount equal to $11.00 principal amount of New Notes for each $25.00 principal amount of Old Notes exchanged; and,

•

An offer to purchase (the “Tender Option”) the Old Notes for cash, in an amount equal to $8.50 for each $25.00 principal amount of Old Notes tendered, provided that if the holder elects to tender at or prior to 5:00 P.M., New York City time, on Wednesday, July 2, 2025 (the “Early Tender Date”), then cash in the amount equal to $9.00 (the “Early Tender Premium”) for each of the $25.00 principal amount of Old Notes tendered shall be paid. If the cash required to purchase all of the Old Notes tendered under the Tender Option exceeds $3.0 million (the “Cash Payment Limit”), Greenidge will accept the Old Notes tendered for purchase on a pro rata basis.

As of June 16, 2025, the closing price of the Old Notes was $7.98 per Old Note on Nasdaq. The Exchange Option represents a premium of 38% to the closing trading price as of June 16, 2025, a 43% premium to the Old Notes’ 30-day volume weighted average price (“VWAP”) and a 50% premium to the 60-day VWAP as of June 16, 2025. The Early Tender Date option represents a premium of 13% to the closing trading price as of June 16, 2025, a 17% premium to the Old Notes’ 30-day VWAP and a 23% premium to the 60-day VWAP as of June 16, 2025. The Tender Option represents a premium of 7% to the closing trading price as of June 16, 2025, an 11% premium to the Old Notes’ 30-day VWAP and a 16% premium to the 60-day VWAP as of June 16, 2025. The Company intends to list the New Notes on Nasdaq under the symbol “GREEN.”

The Tender/Exchange Offer will expire at 5:00 p.m. New York City time, on Thursday, July 17, 2025 (the “Expiration Date”), unless earlier terminated or extended by the Company. Tendered Old Notes may be withdrawn at any time at or prior to 5:00 p.m. New York City time, on Wednesday, July 2, 2025 (the “Withdrawal Date”), but not thereafter, except in limited circumstances described in the Offer to Purchase/Exchange. Old Notes that are not tendered or that are withdrawn before the Withdrawal Date will remain outstanding.

Accrued and unpaid interest up to, but not including, the settlement date, on Old Notes validly tendered pursuant to the Tender Option and not withdrawn will be paid in cash. Accrued and unpaid interest up to, but not including, the settlement date, on Old Notes validly tendered pursuant to the Exchange Option and not withdrawn will be added to the principal amount of the New Notes. Only Old Notes validly tendered and not properly withdrawn from the Tender/Exchange Offer will be purchased or exchanged in the Tender/Exchange Offer. Old Notes not properly tendered in the Tender/Exchange Offer will be returned to the tendering holders, at the Company’s expense, promptly after the expiration of the Tender/Exchange Offer.

The Offer to Purchase/Exchange and the related Letter of Transmittal contain important information. Holders should carefully read such documents in their entirety before any decision is made with respect to the Offer.

If you have any questions regarding the Offer, please contact the Information Agent:

D.F. KING & CO., INC.

Banks and Brokers call: (212) 434-0035

Toll free: (800) 669-5550

Email: GREE@dfking.com